Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Nine Months Ended
	September 30,
	2018	2017
Earnings:
Income before income taxes	$812	$572
Equity in earnings from unconsolidated affiliates	(2)	(2)
	810	570
Add:
Fixed charges	359	348
Distributed income of equity method investees	4	1
Subtract:
Interest capitalized	(1)	(1)
Earnings available for fixed charges	$1,172	$918

Fixed Charges:
Interest expense(1)	$277	$260
Interest capitalized	1	1
Estimated interest included in rent expense	81	87
Total Fixed Charges	$359	$348

Ratio of Earnings to Fixed Charges	3.3	2.6
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(1)    Includes the amortization of debt discount and capitalized expenses related to indebtedness.